LAW OFFICE OF
Gregory Bartko, Esq.
ATTORNEY AT LAW
VIA FACSIMILE, FIRST CLASS
AND EDGAR TRANSMISSION

March 28, 2006

U.S. Securities and Exchange
Commission
Attn: Effie Simpson, Staff Accountant
100 F Street, N.E.
Washington, D.C. 20549

Re: Jupiter Global Holdings Corp.
Form 8-K Filed March 17, 2006
SEC File No.: 0-27233
Dear Ms. Simpson:

Our firm serves as securities counsel for Jupiter Global Holdings Corp. (“Jupiter” or “Company”). As a courtesy we are attaching the Company’s Form 8-K/A filed with the Commission on or about March 28, 2006. In addition, and as requested in item 4 of your March 21, 2006 comment letter, attached is a written statement from the Company addressing the assurances that you requested in your letter.

On behalf of the Company, we believe the Form 8-K/A filed by the Company materially responds to each of the comments contained in your letter of March 21, 2006. Please feel free to contact the undersigned if you have any follow-up questions.

Sincerely,

By:	/s/ Gregory Bartko, Esq.
Gregory Bartko, Esq.

Cc: Ray Hawkins, CEO
Edwin Kwong, COO